RBS Holdings N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

April 30, 2014

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

Re:	Notice of disclosure filed in the Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that RBS Holdings N.V.  has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the Securities and Exchange Commission on April 30, 2014.

Sincerely,

RBS Holdings N.V.

By:	/s/ Cornelis Visscher
Cornelis Visscher
Chief Financial Officer